SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              Schedule 13D
                             (Rule 13d-101)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
         AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                UNIVERSAL BROADBAND COMMUNICATIONS, INC.
                            (Name of Issuer)



                              COMMON STOCK
                     (Title of Class of Securities)



                               913383-10-5
                             (CUSIP Number)



                               MARK ELLIS
                   18200 VON KARMAN AVENUE, 10TH FLOOR
                        IRVINE, CALIFORNIA 92612
                             (949) 474-1500
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)



                   JANUARY 2, 2002 AND MARCH 11, 2002
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Subsections 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Norstar Communications, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     No funds were used to purchase the Issuer's common stock.  All of the consideration received by the Issuer were certain assets of the Reporting Person.
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(a)                                               [X]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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NUMBER OF         7   SOLE VOTING POWER
SHARES
BENEFICIALLY          5,898,193
OWNED BY
EACH
REPORTING
PERSON
WITH
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                  8   SHARED VOTING POWER

                      None
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                  9   SOLE DISPOSITIVE POWER

                      5,898,193
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                  10  SHARED DISPOSITIVE POWER

                      None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,898,193
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                           [ ]
     (SEE INSTRUCTIONS)
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.3%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
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
ITEM 1.   SECURITY AND ISSUER.
------------------------------

     This statement relates to the Common Stock (the "Stock") of Universal Broadband Communications, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 18200 Von Karman Avenue, 10th Floor, Irvine, California 92612.

ITEM 2.   IDENTITY AND BACKGROUND.
----------------------------------

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following person (the "Reporting Person"): Norstar Communications, Inc., a California corporation. The Reporting Person's address is 18200 Von Karman Avenue, 10th Floor, Irvine, California 92612.

     The Reporting Person is a privately held corporation, controlled by Mark Ellis, who is the controlling stockholder, chief executive officer, and director of the Issuer.

     On April 5, 2001, the State of Pennsylvania issued a cease and desist order against the Reporting Person, Mark Ellis, and Paul Kotter, a sales agent for the Reporting Person. The order alleged that the respondents were selling unregistered securities in Pennsylvania and that Mr. Kotter was not registered as an agent in Pennsylvania. The order prohibits the Reporting Person, Mr. Ellis or Mr. Kotter from offering or selling securities in Pennsylvania.

     On March 12, 2002, the State of Colorado issued a cease and desist order against the Reporting Person and two sales agents of the Reporting Person, James McKibbin and Thomas Rabion. The order alleged that the Reporting Person, Mr. McKibbin and Mr. Rabion were selling unregistered securities in Colorado, and that the sales agents were not licensed in Colorado as broker-dealers or sales representatives. In addition, the Colorado Securities Board concluded that the three respondents violated the anti-fraud provisions under Colorado's securities laws. The order prohibits the Reporting Person, McKibbin and Rabion from offering or selling Norstar securities in or from Colorado.

     Other than as stated above, during the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------------------------------------------------------------

     Pursuant to that certain Revised Asset Purchase and Sale Agreement by and among Universal Broadband Communications, Inc. and Norstar Communications, Inc. dated January 22, 2002, but effective as of January 2, 2002 (the "Agreement"), the Reporting Person sold to the Issuer certain assets (the "Acquired Assets") more fully described as all of the direct billing customers from Norstar Communications Inc., which include the account receivables, contractual, warranty, and other rights, the use or value of which will come under the control by Universal Broadband Communications, Inc., when the Transaction, as defined in the Agreement, is consummated. The Issuer issued to the Reporting Person 1,711,933 shares of the Stock, in exchange for the Acquired Assets. The Acquired Assets were valued at $85,597.

     On March 11, 2002, pursuant to that certain Asset Purchase Agreement by and among Universal Broadband Communications, Inc. and Norstar
Communications, Inc., the Issuer acquired the LEC billing customer base of the Reporting Person in exchange for 4,186,260 shares of the Stock. The LEC billing customer base was valued at $418,626.

     Consequently, as a result of the two transactions described above, the Reporting Person has received 5,898,193 shares of the Stock.
Further, Mark Ellis owns directly 5,300,000 shares of the Stock. In addition, Mr. Ellis owns indirectly 25,000 shares of the Stock, by virtue of his wife's ownership of the Stock. Finally, Mr. Ellis through his wife, has an interest in her options to purchase 5,000 shares of the Stock.

ITEM 4.   PURPOSE OF TRANSACTION.
---------------------------------

     The purpose of the Transaction was to transfer the Acquired Assets and the LEC billing customer base of the Reporting Person to the Issuer, which is controlled by Mark Ellis, who is the major stockholder, chief executive officer, and director of both the Issuer and the Reporting Person. Mr. Ellis wanted the Acquired Assets and the LEC billing customer base of the Reporting Person to be in a publicly reporting corporation in order to facilitate his business plan. As a result he acquired the Issuer in November 2001 and transferred the Acquired Assets and the LEC billing customer base of the Reporting Person from the Reporting Person to the Issuer in January 2002 and March 2002.

     The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-----------------------------------------------

     The Reporting Person, and its controlling stockholder, Mark Ellis, pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 11,228,193 shares of the Stock, which constitutes approximately
97.7 percent of the outstanding shares of the Stock, and consists of (i) the 5,898,193 shares of the Stock issued to the Reporting Person described in the preceding paragraphs and (ii) 5,330,000 shares of the Stock directly or indirectly owned by Mr. Ellis. Mr. Ellis has the sole the power to vote and to dispose of all shares of the Stock owned by him directly, and the power to control the vote and disposition of the Stock owned by the Reporting Person.

     Other than the transaction described in Item 4 above, there have been no transactions in Stock by the Reporting Person during the last 60 days.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
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RESPECT TO SECURITIES OF THE ISSUER.
------------------------------------

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------------------------------------------

     None.  See Revised Asset Purchase Agreement with Norstar
Communications, Inc., dated January 22, 2002, described in Form 8-K/A, filed January 31, 2002, and Asset Purchase Agreement with Norstar
Communications, Inc., dated March 11, 2002, described in Form 8-K, filed March 11, 2002.



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
                                SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                          September 12, 2002
                                   ----------------------------------
                                                (Date)

                                      NORSTAR COMMUNICATIONS, INC.


                                           /s/  Mark Ellis
                                   ----------------------------------
                                        Mark Ellis, President








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